Exhibit 99.1

SAGTEC GLOBAL LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024 AND SEPTEMBER 30, 2025

		As of
	Note	December 31, 2024	September 30, 2025	September 30, 2025
		RM	RM	Convenience Translation USD
ASSETS

Non-current assets
Plant and equipment	7	14,253,818	37,827,225	8,985,943
Right-of-use assets	8	170,026	1,548,802	367,921
Total non-current assets		14,423,844	39,376,027	9,353,864

Current assets
Trade receivables, net	9	8,409,351	17,832,831	4,236,230
Other receivables	10	2,867,160	771,408	183,250
Cash and short term deposits	11	1,654,146	3,043,907	723,088
Total current assets		12,930,657	21,648,146	5,142,568

Total assets		27,354,501	61,024,173	14,496,432

LIABILITIES AND EQUITY

Current liabilities
Trade payables	9	-	555,146	131,877
Other payables	10	1,172,737	1,569,168	372,759
Provisions	13	441,353	409,992	97,395
Tax payable	15	3,918,926	4,476,000	1,063,284
Lease liabilities	8	52,768	319,463	75,889
Bank overdraft	14	104,587	526,066	124,968
Bank borrowings	14	736,481	778,869	185,022
Total current liabilities		6,426,852	8,634,704	2,051,194

Non-current liabilities
Lease liabilities	8	109,809	1,118,502	265,703
Bank borrowings	14	2,526,234	1,942,299	461,398
Deferred tax liabilities	15	907,405	953,525	226,512
Total non-current labilities		3,543,448	4,014,326	953,613

Total liabilities		9,970,300	12,649,030	3,004,807

Equity
Share capital, 10,800,000 common shares issued and outstanding with no par value, unlimited authorized share	4	1,145,780	1,145,780	272,183
Issuance of 1,950,000 ordinary shares with no par value	4	-	20,012,328	4,753,973
Reserves	16	3,280,388	3,280,388	779,264
Retained earnings		12,365,963	23,195,623	5,510,173
Shareholders’ equity		16,792,131	47,634,119	11,315,593
Non-controlling interest		592,070	741,024	176,032
Total equity		17,384,201	48,375,143	11,491,625

Total liabilities and equity		27,354,501	61,024,173	14,496,432

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

		For the nine months ended September 30,
	Note	2024	2025	2025
		RM	RM	Convenience Translation USD
Revenue	17	32,359,976	63,765,238	15,147,576
Total revenue		32,359,976	63,765,238	15,147,576

Cost of sales	18	(25,422,507)	(48,435,188)	(11,505,889)
Total cost of sales		(25,422,507)	(48,435,188)	(11,505,889)

Gross profit		6,937,469	15,330,050	3,641,687

Selling and administrative expenses	19	(1,454,482)	(2,971,316)	(705,843)
Selling and administrative expenses from related parties	19	(559,382)	(778,567)	(184,950)
Income from operations before income tax		4,923,605	11,580,167	2,750,894

Other income		214,114	1,236,009	293,617
Finance costs		(193,434)	(190,716)	(45,305)
Profit before income tax		4,944,285	12,625,460	2,999,206

Income tax expense	15	(1,580,764)	(1,646,846)	(391,212)

Net Profit for the period, representing total comprehensive income for the period		3,363,521	10,978,614	2,607,994

Profit attributable to:
Equity owners of the Company		3,228,979	10,829,660	2,572,610
Non-controlling interests		134,542	148,954	35,384
Total		3,363,521	10,978,614	2,607,994

Weighted Average Number of Common Shares Outstanding – Basic and Diluted		10,800,000	12,750,000	12,750,000
Basic and Diluted Net Income per Share		0.2990	0.8494	0.2018

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

	Note	Number of outstanding shares	Share capital	Reserves	Retained earnings	Shareholders’ equity	Non-controlling interest	Total equity
			RM	RM	RM	RM	RM	RM
Balance at January 1, 2024		10,800,000	1,145,780	3,280,388	5,439,549	9,865,717	352,974	10,218,691
Net profit for the period		-	-	-	3,228,979	3,228,979	134,542	3,363,521
Balance at September 30, 2024		10,800,000	1,145,780	3,280,388	8,668,528	13,094,696	487,516	13,582,212
Net profit for the period		-	-	-	3,697,435	3,697,435	104,554	3,801,989
Balance at December 31, 2024		10,800,000	1,145,780	3,280,388	12,365,963	16,792,131	592,070	17,384,201
Issuance of ordinary shares upon IPO, net	4	1,750,000	20,012,328	-	-	20,012,328	-	20,012,328
Issuance of ordinary shares	4	200,000	-	-	-	-	-	-
Net profit for the period		-	-	-	10,829,660	10,829,660	148,954	10,978,614
Balance at September 30, 2025		12,750,000	21,158,108	3,280,388	23,195,623	47,634,119	741,024	48,375,143

	Note	Number of outstanding shares	Share capital	Reserves	Retained earnings	Shareholders’ equity	Non-controlling interest	Total equity
			USD	USD	USD	USD	USD	USD
Balance at September 30, 2024		10,800,000	272,183	779,264	2,059,228	3,110,675	115,811	3,226,486
Balance at September 30, 2025		12,750,000	5,026,156	779,264	5,510,173	11,315,593	176,032	11,491,625

Equity transaction reflect changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

		For the nine months ended September 30,
		2024	2025	2025
		RM	RM	Convenience Translation USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Profit for the period		3,363,521	10,978,614	2,607,994

Adjustments to reconcile net profit to net cash used in operating activities:
Provisions		(114,290)	(31,361)	(7,450)
Depreciation		1,226,224	2,452,065	582,494
Amortization		41,442	62,867	14,934
Imputed interest of lease liability		7,805	10,781	2,561
Finance costs		193,434	190,716	45,305
Overdraft charges		78,027	78,643	18,682
Income tax expenses		1,580,764	1,646,846	391,212
Gain on disposal of plant & equipment		-	(460)	(109)
Gain on lease termination		-	(4,790)	(1,138)
Operating cash flows before movements in working capital		6,376,927	15,383,921	3,654,485

Trade receivables		(5,747,931)	(9,423,480)	(2,238,568)
Other receivables and prepayment		2,389,849	2,095,752	497,851
Other payables and accrued liabilities		321,348	396,431	94,174
Trade payables		2,656,836	555,146	131,876
Deferred revenue		(2,541,920)	-	-
Cash generated from operations		3,455,109	9,007,770	2,139,818

Income tax paid		-	(1,043,652)	(247,922)
Net cash provided by operating activities		3,455,109	7,964,118	1,891,896

Investing activities
Purchase of plant and equipment		(4,664,732)	(26,858,184)	(6,380,222)
Proceeds from disposal of plant and equipment		-	833,172	197,922
Net cash used in investing activities		(4,664,732)	(26,025,012)	(6,182,300)

Financing activities
Issuance of ordinary shares upon IPO, net		-	20,012,328	4,753,973
Repayment of lease liabilities		(42,813)	(172,246)	(40,918)
Increase in fixed deposits		(27,580)	(18,832)	(4,474)
Overdraft charges paid		(78,027)	(78,643)	(18,682)
Repayment of bank loans		(193,434)	(541,547)	(128,646)
Loan interest paid		(471,402)	(190,716)	(45,305)
Proceeds from bank loans		1,000,000	-	-
Proceeds from amount due to shareholders		(886)	-	-
Proceeds from amount due to directors		(219,866)	-	-
Net cash (used in)/provided by financing activities		(34,008)	19,010,344	4,515,948

Net (decrease)/increase in cash and cash equivalents		(1,243,631)	949,450	225,544
Cash and cash equivalents at beginning of period	11	(241,006)	370,129	87,926
Cash and cash equivalents at end of period	11	(1,484,637)	1,319,579	313,470

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Sagtec Global Limited (the “Company”) was incorporated in the British Virgin Islands on October 31, 2023 with registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands while principal place of business of the Company at No. 43-2, Jalan Besar Kepong, Pekan Kepong, 52100 Kuala Lumpur, Malaysia.

The group structure which represents the operating subsidiaries and dormant companies as of the reporting date is as follow:

Details of the Company and its subsidiaries (collectively, the “Group”) are shown in the table below:

	Percentage of effective ownership
	September 30,
Name	Date of incorporation	2025	2024	Place of incorporation	Principal activities
		%	%
Sagtec Global Limited	October 31, 2023	—	—	British Virgin Islands	Holding company
Sagtec Group Sdn Bhd	June 11, 2018	98.04	98.04	Malaysia	Food & beverage SAAS
CL Technologies (International) Sdn Bhd	February 14, 2019	94.95	94.95	Malaysia	Food & beverage software & server hosting

The Group develops IT products, services, and solutions using the subscription as a service model, generating stable and sustainable revenue from our SaaS offerings.

As described above, the Company, through a series of transactions which is accounted for as a reorganization of entities under a common control (the “Reorganization”), will become the ultimate parent of its subsidiaries.

Through the reorganization, the Company will be the holding company of its subsidiaries. Accordingly, the consolidated financial statements will be prepared on a consolidated basis by applying the principle of common control as if the reorganization has been completed at the beginning of the first reporting period.

Based on the above, the Group concluded that the Company and its subsidiaries are effectively controlled by the shareholder before and after the Reorganization and the Reorganization is considered under common control. The transactions above were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at carrying value and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES

BASIS OF PREPARATION

The unaudited interim condensed consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below, and are drawn up in accordance with the provisions of the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) for the nine months ended September 30, 2025 and 2024.

These unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2025 and 2024 should be read in conjunction with the Group’s last audited annual consolidated financial statements for the years ended December 31, 2024 and 2023. They do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS Accounting Standard. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since last annual consolidated financial statements.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

These unaudited interim condensed consolidated financial statements were approved by the board of directors of the Company on September 30, 2025.

The board of directors has the power to amend the financial statements after issue.

ADOPTION OF NEW AND REVISED STANDARDS

On January 1, 2024 the Group has adopted the new or amended IFRS and interpretations issued by the IFRS interpretations Committee (IFRS IC) that are mandatory for application for the fiscal year. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and IFRS IC.

The adoption of these new or amended IFRS and IFRS IC did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

COMMON CONTROL & MERGER ACCOUNTING

The acquisition of entities, businesses or assets under common control are accounted for in accordance with merger accounting.

The consolidated financial statements incorporate the financial statements of the consolidated entities or businesses in which the common control consolidation occurs as if they had been consolidated from the date when the consolidation entities or businesses first came under the control of the controlling party.

The consolidated financial statements have prepared using uniform accounting policies for like transactions and other events in similar circumstances.

All intra-group balances, transactions, income and expenses are eliminated in full on consolidation and the consolidated financial statements reflect external transactions only.

The net assets of the consolidated entities or businesses are consolidated using the existing carrying amounts from the controlling party’s perspective. No amount is recognized in respect of goodwill or excess of the acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over the acquisition cost at the time of common control consolidation. All differences between the cost of acquisition (fair value of consideration paid) and the amounts at which the assets and liabilities are recorded, arising from common control consolidation, have been recognized directly in equity as part of the capital reserve.

The consolidated statements of profit or loss and other comprehensive income include the results of each of the consolidation entities or businesses from the earliest date presented or since the date when the consolidated entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control consolidation.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls and entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the unaudited interim condensed consolidated financial statements from the date that control commences until the date that control ceases.

Loss of control

Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any NCI, and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Group retains any interest in the former subsidiary, then such interest is measured at fair value at the date that control is lost.

CONVENIENCE TRANSLATION

Translations of amounts in the unaudited interim condensed consolidated statement of financial position, unaudited interim condensed consolidated statements of profit or loss and other comprehensive income, and unaudited interim condensed consolidated statement of cash flows from RM into USD as of and for the period ended September 30, 2025 are solely for the convenience of the reader. Unless otherwise noted, all translations from RM into USD for the fiscal period ended September 30, 2025 were calculated at of USD1 = RM 4.2096 or an average rate of USD1 = RM 4.3265.

FINANCIAL ASSETS

Classification and measurement

Financial assets are recognized when a Group entity becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.

Financial assets are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). Transaction costs that are directly attributable to the acquisition of financial assets (other than financial assets at fair value through profit or loss (“FVTPL”)) are added to the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognized immediately in consolidated statement of profit or loss. The Group classifies its financial assets at fair value through other comprehensive income, fair value through profit and loss and amortized cost.

The classification depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial assets.

1.	Financial assets at Fair Value through Profit or Loss (FVTPL) are initially recorded at fair value and transaction costs are expensed in the statements of income and comprehensive income. Realized and unrealized gains and income arising from changes in the fair value of the financial asset held at FVTPL are included in the statements of income and comprehensive income in the period in which they arise. There are no financial assets classified as FVTPL.

2.	Financial assets at Fair Value through Other Comprehensive Income (FVTOCI) are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. There are no financial assets classified as FVTOCI.

3.	Financial assets at amortized cost are initially recognized at fair value, net of transaction costs, and subsequently carried at amortized cost less any impairment. They are classified as current assets or non- current assets based on their maturity date. The Company has classified trade receivables, other receivables and amounts due from related parties at amortized cost.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

Impairment

The Group assesses at end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired.

The Group recognizes expected credit losses (“ECL”) for accounts receivable based on the simplified approach. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the accounts receivable.

The Group recognizes a loss allowance for other receivable, amount due from director, shareholders and related parties based on 12 months expected credit losses at each reporting date.

The Group measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. ECLs are a probability-weighted estimate of credit losses.

ECLs are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward looking macro- economic factors in the measurement of the ECLs associated with its assets carried at amortized cost.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flow from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of asset to another entity.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

FINANCIAL LIABILITIES

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. The Group determines the classification of its financial liabilities at initial recognition.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

Financial liabilities are classified as measured at amortized cost, net of transaction costs unless classified as FVTPL. The Group trade payables, other payables and accrued liabilities, amounts due to related parties, lease liabilities and bank loans are classified as measured at amortized cost.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligation are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

PLANT AND EQUIPMENT

Plant and equipment is recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses, if any. When components of property and equipment have different useful lives they are accounted for separately. Depreciation is provided at rates which are calculated to write off the assets over their estimated useful lives as follows:

Computer and handphone	5 years straight line
Equipment and machine	10 years straight line
License	10 years straight line
Right-of-use assets	Over term of lease
Renovation	Over term of lease

Plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising from derecognition of the asset, being the difference between the net disposal proceeds and the carrying amount, is recognized in profit or loss.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Impairment of assets are reviewed at the end of each reporting period for impairment when there is an indication that the assets might be impaired. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. When the carrying amount of an asset exceeds its recoverable amount, the asset is written down to its recoverable amount and an impairment loss shall be recognized. The recoverable amount of an asset is the higher of the asset’s fair value less costs to sell and its value in use, which is measured by reference to discounted future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized in profit or loss.

When there is a change in the estimates used to determine the recoverable amount, a subsequent increase in the recoverable amount of an asset is treated as a reversal of the previous impairment loss and is recognized to the extent of the carrying amount of the asset that would have been determined (net of amortization and depreciation) had no impairment loss been recognized. The reversal is recognized in profit or loss immediately.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

LEASES

The Group as leasee

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognizes a right-of-use asset and corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for low-value assets and short-term leases with 12 months or less. For these leases, the Group recognizes the lease payments as an operating expense on a straight-line method over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use assets and the associated lease liabilities are presented as a separate line item in the statements of financial position.

Right-of-use asset

The right-of-use asset is initially measured at cost. Cost includes the initial amount of the corresponding lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any incentives received.

The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses, and adjustment for any remeasurement of the lease liability. The depreciation starts from the commencement date of the lease. If the lease transfers ownership of the underlying asset to the Group or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. Otherwise, the Group depreciates the right-of-use asset to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those plant and equipment.

Lease liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in the future lease payments (other than lease modification that is not accounted for as a separate lease) with the corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recognized in profit or loss if the carrying amount has been reduced to zero.

PROVISIONS

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of past events, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate of the amount can be made. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the provision is the present value of the estimated expenditure required to settle the obligation. The discount rate shall be a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as interest expense in profit or loss.

Provision for warranties

The Group provides warranties for general repairs of defects. Provisions related to these assurance-type warranties are recognized when the product is sold. Initial recognition is based on historical experience. The estimate of warranty-related costs is revised annually.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

REVENUE RECOGNITION

Revenue is derived principally from services, tangible products, rental and others.

Revenue from services

Revenue from services is recognized over time in the year in which the services rendered.

A receivable is recognized when the services are rendered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

1.	Subscription services from Speed + Pos software and QR ordering system, which allow our subscribers to gain access to our software. Performance obligation includes to ensure subscribers accessibility, bundled with training, maintenance and support on recurring basis, measured on time elapsed, renewed on monthly basis.

2.	Software consultant and development services cater for customers seeks to customized point of sales system. Performance obligation includes the design and build of software-based systems, integration of hardware and software solutions, running and maintaining of IT infrastructure and procurement services. In all cases, the Company assesses if the multiple obligations should be accounted for as separate performance obligations or combined into a single performance obligation. The Company generally separates multiple obligations in a contract as separate performance obligations if those obligations are distinct, both individually and in the context of the contract. If multiple obligations in a contract are highly interrelated or require significant integration or customization within a group, they are combined and accounted for as a single performance obligation, measured on contract milestone. Contract duration range from two weeks to two months.

3.	Social media management services, involves content creation, engagement, and advertising management. These services are considered as single performance obligation contracted to be delivered over a period of time, measured on time elapsed, renewed on monthly basis.

4.	Data management and analysis services, involves handling and processing data to extract valuable insights that can inform decision-making and improve business operations. These services are considered as single performance obligation, measured on time elapsed contracted to be deliver over a period of time, measured on time elapsed, renewed on monthly basis.

Revenue from tangible products

Revenue from tangible products is recognized at a point in time when the goods have been delivered to the customer and upon its acceptance, and it is probable that the Group will collect the considerations to which it would be entitled to in exchange for the goods sold.

Revenue from rental of machinery

Revenue from rental is recognized at a point in time, measured through time lapsed results in entitlement to collection of revenue.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash in hand, bank balances, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value with original maturity periods of three months or less.

Bank overdrafts are presented as current borrowings in the statements of financial position.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

INCOME TAX

Current tax assets and liabilities are the expected amount of income tax recoverable or payable to the taxation authorities, measured using tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting period and are recognized in profit or loss except to the extent that the tax relates to items recognized outside profit or loss (either in other comprehensive income or directly in equity).

Deferred taxes are recognized using the liability method for temporary differences other than those that arise from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on the period.

Deferred tax assets are recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized. The carrying amounts of deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that the related tax benefits will be realized.

Current and deferred tax items are recognized in correlation to the underlying transactions either in profit or loss, other comprehensive income or directly in equity.

Current tax assets and liabilities or deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same taxable entity (or on different tax entities but they intend to settle current tax assets and liabilities on a net basis) and the same taxation authority.

EMPLOYEE BENEFITS

Defined contribution plan

The Company participates in Employees Provident Fund (EPF), Malaysia’s national defined contribution plan, employees are required to contribute a specified percentage of their monthly salary to the EPF, which is deducted from their salaries each month. The company also contributes a specified percentage based on the employees’ monthly salaries, as mandated by the EPF regulations. The Company’s contributions are recognized as an expense in the period when employees render related services, and this expense is recorded in the profit or loss statement under employee benefits expense. A liability is recognized for unpaid contributions at the end of each reporting period, representing amounts due to the EPF but not yet paid. Contributions are measured at the statutory rates applicable during the period. In the financial statements, the total amount of contributions made to the EPF during the reporting period is disclosed in the notes under employee benefits.

Actuarial risk (that benefits will be less than expected) and investment risk (that assets invested will be insufficient to meet expected benefits) fall, in substance, on the employee.

DEFERRED OFFERING COSTS

Deferred offering costs are specific expenses incurred during the process of preparing for an offering of securities, including legal, accounting, underwriting, and other fees directly associated with the offering. These costs are initially recorded as an asset when incurred, provided it is probable that the offering will be successfully completed, and are capitalized as “Deferred Offering Costs” on the statement of financial position. Only direct and incremental costs clearly attributable to the offering are capitalized, while general and administrative expenses not directly related to the offering process are expensed as incurred. Upon successful completion of the offering, deferred offering costs are reclassified from the statement of financial position to the statement of comprehensive income and recognized as a reduction of the proceeds from the offering within equity. If it becomes probable that the offering will not be completed, all deferred offering costs are expensed immediately in the period this determination is made.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

FOREIGN CURRENCY TRANSACTIONS

The functional currency used by the Company is Malaysia Ringgit. Consequently, operations in currencies other than the Malaysian Ringgit are considered to be denominated in foreign currency and are recorded at the exchange rates in force on the dates of the operations.

At year-end, monetary assets and liabilities denominated in foreign currency are converted by applying the exchange rate on the statement of financial position date. The profits or losses revealed are charged directly to the profit and loss account for the year in which they occur. Non-monetary items in foreign currency measured in terms of historical cost are converted at the exchange rate on the date of the transaction.

The exchange differences of the monetary items that arise both when liquidating them and when converting them at the closing exchange rate, are recognized in the results of the year, except those that are part of the investment of a business abroad, which are recognized directly in equity net of taxes until the time of its disposal.

EARNINGS PER SHARE

Basic income per share is calculated by dividing the income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period. For all periods presented, the income attributable to ordinary shareholders equals the reported income attributable to owners of the Company.

Diluted income per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of ordinary shares outstanding for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase ordinary shares at the average market price during the period.

The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding, as of September 30, 2025 and December 31, 2024.

SEGMENT REPORTING

Operating segments are reported in a manner consistent with the internal reporting provided for decision maker, whose members are responsible for allocating resources and assessing the performance of the operating segments.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont.)

BORROWING AND BORROWING COSTS

Borrowings are classified as current liabilities unless the Group has the unconditional right to postpone settlement for at least 12 months after the statement of financial position date, in which case they are classified as non-current liabilities.

Borrowings are initially recorded at fair value, net of any transaction costs. They are then measured at amortized cost. The difference between the initial proceeds (after deducting transaction costs) and the repayment amount is recognized in profit or loss over the term of the borrowings using the effective interest rate method.

Borrowing costs are recognized in profit or loss using the effective interest method except for borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset.

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of these unaudited interim condensed consolidated financial statements in conformity with IFRS require the directors of the Company to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The directors have considered the development, selection and disclosure of the Group’s critical accounting judgements and estimates. The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below:-

Useful lives of plant and equipment

The Group’s management determines the estimated useful lives and the related depreciation charge for the Group’s plant and equipment. This estimate is based on the historical experience of the actual useful lives of plant and equipment of similar nature and functions. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable lives and therefore depreciation charge in the future periods.

Impairment of Trade Receivables

The Group uses the simplified approach to estimate a lifetime expected credit loss allowance for all trade receivables. The Group develops the expected loss rates based on the payment profiles of past sales and the corresponding historical credit losses, and adjusts for qualitative and quantitative reasonable and supportable forward-looking information. If the expectation is different from the estimation, such difference will impact the carrying value of trade receivables.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4	ISSUANCE OF SHARES

	Ordinary Shares#
	Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares
	Shares	Amount (RM)	Shares	Amount (RM)	Shares	Amount (RM)
Balance as at December 31, 2024	10,800,000	1,145,780	-	-	-	-
Issuance of ordinary shares upon IPO, net	-	-	1,750,000	20,012,328	-	-
Issuance of ordinary shares	-	-	200,000	-	-	-
Re-designation of ordinary shares into Class A and Class B	(10,800,000)	(1,145,780)	8,800,000	1,145,780	2,000,000	-
Balance as at September 30, 2025	-	-	10,750,000	21,158,108	2,000,000	-

During the financial period ended 30 September 2025, the Company successfully completed its initial public offering (IPO), issuing 1,750,000 new ordinary shares at an issue price of RM 17.6564 per share, resulting in gross proceeds of RM 30,898,700 on 6 March 2025.

The shares issued are ordinary shares with no par value and carry the same rights and obligations as the existing shares, including equal rights to dividends, voting, and distribution of assets upon liquidation.

In connection with the IPO, the Company incurred deferred offering costs amounting to RM 10,886,371.99. These costs, being directly attributable to the equity issuance, were deducted from equity in accordance with IAS 32 Financial Instruments: Presentation. As a result, the net proceeds recognized in equity amounted to RM 20,012,328.

On 12 September 2025, the Company issued restricted 200,000 ordinary shares to Dennis O’Neill as consideration for professional services rendered in relation to investor and public relations planning. The issuance was recognized as a share-based payment transaction in accordance with IFRS 2 Share-based Payment.

The shares were issued for nil cash consideration, as they formed part of a non-cash compensation arrangement agreed with the service provider. Although no cash was exchanged, the issuance reflects the Company’s acknowledgement of the value of the services received. In accordance with IFRS 2 Share-based Payment, the Company recorded the related share-based payment expense for the period, with a corresponding increase in equity.

On 30 September 2025, the Company re-designated its ordinary shares into two classes, comprising 8,800,000,000 Class A ordinary shares and 2,000,000 Class B ordinary shares, both with no par value, pursuant to the approval of the Board of Directors on the same date.

The re-designation was undertaken to establish a dual-class share structure that supports the Company’s long-term strategic objectives. This structure enables the Company to maintain stability in key decision-making processes by granting enhanced voting rights to Class B ordinary shares, typically held by founders, key executives or strategic shareholders whose continued involvement is critical to the Company’s direction. At the same time, it allows the Company to provide Class A ordinary shares to existing and future investors without diluting control over fundamental corporate matters.

This approach is common among growth-stage and technology-oriented companies seeking to balance capital-raising flexibility with preservation of strategic leadership oversight.

Differences Between Class A and Class B Ordinary Shares

The rights attached to Class A and Class B ordinary shares are set out in the Company’s Memorandum and Articles of Association (MAA).

The principal difference between the two classes is voting rights, as summarised below:

●	Voting Rights

o	Class A ordinary shares: Each Class A Share confers one vote at any meeting of shareholders or on any shareholders’ resolution.

o	Class B ordinary shares: Each Class B Share confers twenty votes at any meeting of shareholders or on any shareholders’ resolution.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4	ISSUANCE OF SHARES (cont.)

●	Dividend Rights

o	Both Class A and Class B Shares carry an equal entitlement to any distribution declared by the Company in accordance with the Act and the MAA.

●	Rights on Liquidation

o	Class A and Class B Shares rank pari passu, each conferring an equal share in the distribution of any surplus assets of the Company upon liquidation.

●	Conversion Rights

o	In accordance with clause 6.4 of the MAA, each Class B Share may be voluntarily converted into a Class A Share at the option of the holder, subject to the terms set out in the MAA.

5	ACQUISITION OF CL TECHNOLOGIES (INTERNATIONAL) SDN. BHD.

On January 1, 2024, the Company completed the acquisition of CL Technologies (International) Sdn. Bhd. (CL Tech), a company located in Malaysia that provides food and beverage software and server hosting services. The acquisition was made pursuant to a share purchase agreement dated January 1, 2024, between the Company, and Kevin Ng Chen Lok and other individual non-controlling shareholders, collectively the 94.95% shareholders of CL Tech. The acquisition purchase price totaled RM 457 (USD 108) in initial cash consideration.

As part of the restructuring of the Company, the acquisition of entities, business or assets under common control are accounted for in accordance with merger accounting. The difference between the consideration paid and the share capital of the acquired entity is reflected within equity as a merger reserve. The Company accounted the transaction as followings:

	RM	Convenience Translation USD
Cash consideration	457	108
Book value of 94.95% of Share Capital of CL Technologies (International) Sdn. Bhd.	(2,263,600)	(537,723)
Bargain purchase accounted as merger reserve in equity	2,263,143	537,615

6	ACQUISITIONS OF SAGTEC GROUP SDN. BHD.

On January 1, 2024, the Company completed the acquisition of Sagtec Group Sdn. Bhd. (Sagtec Group), a company located in Malaysia that provides Food and beverage SAAS services. The acquisition was made pursuant to a share purchase agreement dated January 1, 2024, between the Company, and Kevin Ng Chen Lok and other individual non-controlling shareholders, collectively the 98.04% shareholders of Sagtec Group. The acquisition purchase price totaled RM 457 (USD108) in initial cash consideration.

As part of the restructuring of the Company, the acquisition of entities, business or assets under common control are accounted for in accordance with merger accounting. The difference between the consideration paid and the share capital of the acquired entity is reflected within equity as a merger reserve. The Company accounted the transaction as followings:

	RM	Convenience Translation USD
Cash consideration	457	108
Book value of 98.04% of Share Capital of Sagtec Group Sdn. Bhd.	(1,017,702)	(241,757)
Bargain purchase accounted as merger reserve in equity	1,017,245	241,649

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7	PLANT AND EQUIPMENT

	As of January 1, 2024	Addition	As of December 31, 2024	Addition	Disposal	As of September 30, 2025	As of September 30, 2025
	RM	RM	RM	RM	RM	RM	Convenience Translation USD
Plant and equipment, at cost
Equipment & Machine	12,468,561	4,894,732	17,363,293	19,746,293	(1,558,323)	35,551,263	8,445,283
Computer & Handphone	114,419	-	114,419	-	-	114,419	27,180
License	775,901	-	775,901	7,031,639	-	7,807,540	1,854,698
Renovation	43,892	-	43,892	80,252	-	124,144	29,491
Total cost	13,402,773	4,894,732	18,297,505	26,858,184	(1,558,323)	43,597,366	10,356,652

	As of January 1, 2024	Depreciation for the year	As of December 31, 2024	Depreciation for the period	Disposal for the period	As of September 30, 2025	As of September 30, 2025
	RM	RM	RM	RM	RM	RM	Convenience Translation USD
Accumulated Depreciation
Equipment & Machine	2,230,743	1,576,753	3,807,496	1,954,749	(725,611)	5,036,634	1,196,464
Computer & Handphone	56,323	22,676	78,999	15,698	-	94,697	22,495
License	64,836	77,590	142,426	468,372	-	610,798	145,096
Renovation	3,793	10,973	14,766	13,246	-	28,012	6,654
Total accumulated depreciation	2,355,695	1,687,992	4,043,687	2,452,065	(725,611)	5,770,141	1,370,709

	As of December 31, 2024	As of September 30, 2025	As of September 30, 2025
	RM	RM	Convenience Translation USD
Carrying Amount
Equipment & Machine	13,555,797	30,514,629	7,248,819
Computer & Handphone	35,420	19,722	4,685
License	633,475	7,196,742	1,709,602
Renovation	29,126	96,132	22,837
Total carrying amount	14,253,818	37,827,225	8,985,943

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8	RIGHT OF USE ASSETS

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	Convenience Translation USD
Right-Of-Use Assets, cost
As at beginning of the year/period	307,323	307,323	73,005
Add: New lease recognized	-	1,475,012	350,392
Less: Termination	-	(105,860)	(25,147)
Less: Modification	-	(820)	(195)
As at end of the year/period	307,323	1,675,655	398,055

Right-Of-Use Assets, accumulated amortization
As at beginning of the year/period	82,041	137,297	32,615
Amortization of the year/period	55,256	62,867	14,934
Less: Termination	-	(73,311)	(17,415)
As at end of the year/period	137,297	126,853	30,134

Right-Of-Use Assets, carrying amount
As at beginning of the year/period	225,282	170,026	40,390
As at end of the year/period	170,026	1,548,802	367,921

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	Convenience Translation USD
Lease Liability
As at beginning of the year/period	209,571	162,577	38,620
Add: New lease recognized	-	1,475,012	350,393
Add: Imputed interest	10,090	10,781	2,561
Less: Modification	-	(820)	(195)
Less: Principal repayment	(57,084)	(172,246)	(40,918)
Termination	-	(37,339)	(8,869)
As at end of the year/period	162,577	1,437,965	341,592

Lease liability current portion	52,768	319,463	75,889
Lease liability non-current portion	109,809	1,118,502	265,703
	162,577	1,437,965	341,592

Maturities of Lease
Year ending December 31, 2025	52,768	-	-
Year ending December 31, 2026	57,434	-	-
Year ending December 31, 2027	25,598	-	-
Year ending December 31, 2028	7,701	-	-
Year ending December 31, 2029	8,171	-	-
After December 31, 2029	10,905	-	-
	162,577	-	-

Maturities of Lease
Period ending September 30, 2026	-	319,463	75,889
Period ending September 30, 2027	-	325,200	77,252
Period ending September 30, 2028	-	324,936	77,189
Period ending September 30, 2029	-	312,832	74,314
Period ending September 30, 2030	-	55,091	13,087
After September 30, 2030	-	100,443	23,861
	-	1,437,965	341,592

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9	TRADE RECEIVABLES AND TRADE PAYABLES

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	Convenience Translation USD
Trade receivables, gross
Third parties	8,409,351	17,832,831	4,236,230
Trade receivables, net	8,409,351	17,832,831	4,236,230

Trade receivables are non-interest bearing, generally on 30 to 90 days credit term. They are recognized at their original invoice amounts which represent their fair values on initial recognition.

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	Convenience Translation USD
Trade payables, gross
Third parties	-	555,146	131,877
Trade payables, net	-	555,146	131,877

Trade payables are non-interest bearing, generally on 30 to 90 days credit term. They are recognized at their original invoice amounts which represent their fair values on initial recognition.

10	OTHER RECEIVABLES AND OTHER PAYABLES

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	Convenience Translation USD
Prepayments, deposits & other receivables
Rental deposit	6,312	101,680	24,154
Utility deposit	5,700	15,060	3,578
Other deposits	1,820	25,990	6,174
Other receivables	2,089,986	-	-
Other prepayments	-	628,678	149,344
Deferred offering costs	763,342	-	-
	2,867,160	771,408	183,250

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10	OTHER RECEIVABLES AND OTHER PAYABLES (cont.)

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	Convenience Translation USD
Accrued liabilities & other payables
Employee benefits payable	405,792	560,941	133,253
Lease payable	8,757	-	-
Accrued operating expenses	749,764	997,942	237,063
Utilities payable	8,424	10,285	2,443
	1,172,737	1,569,168	372,759

11	CASH AND SHORT-TERM DEPOSITS

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	Convenience Translation USD
Cash	474,716	1,845,645	438,438
Pledged Deposits	1,179,430	1,198,262	284,650
Total	1,654,146	3,043,907	723,088

Pledged deposits are fixed deposit pledged to banks with maturity less than one year to secure overdraft facilities.

For the purpose of presenting the consolidated statement of cash flows, cash and cash equivalents comprise the following at the end of the financial year

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	Convenience Translation USD
Cash and short-term deposits	1,654,146	3,043,907	723,088
Pledged Deposits	(1,179,430)	(1,198,262)	(284,650)
Bank Overdraft	(104,587)	(526,066)	(124,968)
Total	370,129	1,319,579	313,470

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12	RELATED PARTIES DISCLOSURES

a.	Related party transactions

	For the nine months ended September 30,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Payments made on behalf by director	23,944	62,673	14,888
Employee benefit expenses charged from related parties	12,000	-	-
Selling and administrative expenses charged from related parties	8,495	-	-

Related parties comprise mainly shareholders or companies controlled by director or shareholders.

b.	Remuneration of key management personnel

	For the nine months ended September 30,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Ng Chen Lok, Chairman, CEO & Director
- Director fee	538,886	643,931	152,967
Robert Michael Harrison Jr, Independent Director
- Director fee	-	44,878	10,661
Lai Fuu Sing, Independent Director
- Director fee	-	13,125	3,118
Pan Seng Wee, Independent Director
- Director fee	-	13,125	3,118
Chen Xiang Foong, Independent Director
- Director fee	-	31,754	7,543
Elain Binti Lockman, Independent Director
- Director fee	-	31,754	7,543
Zuria Hajar Bt Mohd Adnan, CFO & Director
- Salary	68,043	97,000	21,698
- Employer Contribution to Defined Contribution Plan	7,680	11,640	2,604
- Employer Contribution to Insurance Scheme	869	1,044	234
Loong Xin Yee, COO	90,000	90,000	20,132
Tan Kim Chuan, CTO
- Salary	95,500	146,900	32,861
- Employer Contribution to Defined Contribution Plan	650	6,576	1,471
- Employer Contribution to Insurance Scheme	97	908	203

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13	PROVISIONS

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	Convenience Translation USD
As at beginning of the year/period	494,280	441,353	104,845
Add: Provision for warranty during the year/period	202,929	303,489	72,095
Less: Unclaimed warranty during the year/period	(255,856)	(334,850)	(79,545)
As at end of the year/period	441,353	409,992	97,395

The Group provides a one-year warranty on all food kiosk ordering machines and power bank charging station sold, covering defects in materials and workmanship. The Group anticipates the utilization of provision within one year, any unutilized provision for warranty will be adjusted toward year end of each reporting period.

14	BANK BORROWINGS AND BANK OVERDRAFT

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	Convenience Translation USD
Current
Bank overdraft	104,587	526,066	124,968
Bank borrowings	736,481	778,869	185,022
	841,068	1,304,935	309,990
Non-current
Bank borrowings	2,526,234	1,942,299	461,398
	3,367,302	3,247,234	771,388

Bank overdraft

The bank overdraft is secured by the Group’s fixed deposits. The weightage average effective interest rate is 8.10% (2024: 8.83%) per annum.

Bank borrowing

Maturities of Bank Borrowing
Year ending December 31, 2025	736,481	-	-
Year ending December 31, 2026	782,996	-	-
Year ending December 31, 2027	795,079	-	-
Year ending December 31, 2028	495,036	-	-
Year ending December 31, 2029	184,632	-	-
After December 31, 2029	268,491	-	-
	3,262,715	-	-

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14	BANK BORROWINGS AND BANK OVERDRAFT (cont.)

Maturities of Bank Borrowing
Period ending September 30, 2026	-	778,869	185,022
Period ending September 30, 2027	-	784,937	186,463
Period ending September 30, 2028	-	620,634	147,433
Period ending September 30, 2029	-	222,305	52,809
Period ending September 30, 2030	-	188,873	44,868
After September 30, 2030	-	125,550	29,825
	-	2,721,168	646,420

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	Convenience Translation USD
Fair value of non-current borrowing	2,123,289	1,531,119	363,721
Undrawn borrowing facility	2,145,413	1,723,934	409,524
Weighted average interest rate	5.35%	8.13%	8.13%

All borrowings by the company are personally guaranteed by the director. In the event the company is unable to meet its loan obligations, the director will be held accountable and responsible for repaying the loans.

Reconciliation of liabilities arising from financing activities

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	Convenience Translation USD
Bank borrowing
As at beginning of the year/period	2,909,469	3,262,715	775,066
Proceeds from borrowing	1,000,000	-	-
Scheduled repayment	(908,930)	(732,263)	(173,951)
Non-cash changes Finance cost	262,176	190,716	45,305
As at end of the year/period	3,262,715	2,721,168	646,420

Lease liability
As at beginning of the year/period	209,571	162,577	38,620
Scheduled repayment	(57,084)	(172,246)	(40,918)
Non-cash changes
Addition during the year	-	1,475,012	350,393
Modification	-	(820)	(195)
Imputed interest	10,090	10,781	2,561
Termination	-	(37,339)	(8,869)
As at end of the year/period	162,577	1,437,965	341,592

Amount due to director
As at beginning of the year/period	(137,181)	-	-
Repayment	(137,181)	-	-
Non-Cash changes
Deferred consideration	-	-	-
As at end of the year/period	-	-	-

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15	INCOME TAX

	As of
	September 30, 2024	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	RM	Convenience Translation USD
Tax payable
As at beginning of the year/period	1,632,210	1,632,210	3,918,926	930,950
Tax expenses	1,260,820	2,289,416	1,600,726	380,256
Tax payment	-	(2,700)	(1,043,652)	(247,922)
As at end of the year/period	2,893,030	3,918,926	4,476,000	1,063,284

Deferred tax liabilities
Accelerated tax depreciation
As at beginning of the year/period	823,938	823,938	907,405	215,556
Tax expenses	319,944	83,467	46,120	10,956
As at end of the year/period	1,143,882	907,405	953,525	226,512

Income tax expenses
- Current year/period	1,260,820	2,289,416	1,600,726	380,256
- Origination of temporary differences	319,944	83,467	46,120	10,956
Total income tax expenses	1,580,764	2,372,883	1,646,846	391,212

A reconciliation between tax expense and the product of accounting profit multiplied by applicable corporate tax rate for the financial years ended September 30, 2024, December 31, 2024 and September 30, 2025 were as follows:

	As of
	September 30, 2024	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	RM	Convenience Translation USD
Tax reconciliation
Profit before tax	4,944,285	9,538,393	12,625,460	2,999,206
Tax calculated at tax rate of 24%	1,186,628	2,289,214	3,030,110	719,810
Effects of:
- Lower domestic tax rate applicable to respective profits**	(37,698)	(38,371)	(45,000)	(10,690)
- Different tax rates in jurisdiction*	251,474	204,530	(1,320,716)	(313,739)
- Non-allowable expenditure	318,038	58,838	430,471	102,259
- Income not subject to tax	(46,202)	(61,405)	(80,364)	(19,091)
- Utilization of capital allowance	(91,476)	(79,923)	(367,655)	(87,337)
Tax expenses	1,580,764	2,372,883	1,646,846	391,212

*	The Company’s is formed in British Virgin Islands and is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no British Virgin Islands withholding tax is imposed.

**	The Company’s subsidiaries formed in Malaysia and is subject to the corporate tax on taxable income derived from its activities conducted in Malaysia. Malaysia companies with a paid-up capital of not more than RM 2.5 million and a gross business income of not more than RM 50 million are taxed at different rates based on their taxable profit. The first RM 150,000 is taxed at 15%, the next RM 450,000 (up to RM 600,000) at 17%, and any amount exceeding RM 600,000 is taxed at 24%. Companies that do not fall into this category are taxed at a standard rate of 24%.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16	RESERVES

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	Convenience Translation USD
Bargain purchase accounted as merger reserve in equity from acquisition of CL Technologies (International) Sdn Bhd	2,263,143	2,263,143	537,615
Bargain purchase accounted as merger reserve in equity from acquisition of Sagtec Group Sdn Bhd	1,017,245	1,017,245	241,649
	3,280,388	3,280,388	779,264

17	REVENUES

	For the nine months ended September 30,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Revenue from services	22,395,376	39,978,933	9,497,085
Revenue from tangible products	9,964,600	23,410,105	5,561,124
Revenue from rental	-	376,200	89,367
Revenue from non-related parties	32,359,976	63,765,238	15,147,576

Total revenue	32,359,976	63,765,238	15,147,576

Revenue from services
Performance obligation satisfied over time
Subscription services	9,680,695	18,062,859	4,290,872
Software consultation and development services	4,684,825	8,186,078	1,944,621
Social media management services	3,328,210	5,257,407	1,248,909
Data management & analysis services	4,701,646	8,472,589	2,012,683
	22,395,376	39,978,933	9,497,085

Revenue from tangible products
Performance obligation satisfied at point in time
Food ordering kiosk with screen	4,928,245	14,182,090	3,368,988
Power bank charging station	5,036,355	9,228,015	2,192,136
	9,964,600	23,410,105	5,561,124

Revenue from rental
Performance obligation satisfied at point in time
Coffee Machine Kiosk Rental	-	376,200	89,367

Total revenue	32,359,976	63,765,238	15,147,576

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17	REVENUES (cont.)

Transaction price allocated to remaining performance obligation

Management expects that the transaction price allocated to remaining unsatisfied (or partially unsatisfied) performance obligation as at September 30, 2024 and 2025 may be recognized as revenue in the next reporting periods as follows:

	As of
	September 30, 2024	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	RM	Convenience Translation USD
Unsatisfied and partially unsatisfied performance obligation	149,324	-	-	-

Unsatisfied performance obligation solely consists of deferred revenue, money received for goods or services not yet delivered or performed.

18	COST OF SALES

	For the nine months ended September 30,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Purchases	5,817,548	15,105,501	3,588,347
Commissions	1,352,672	-	-
Marketing	1,837,487	3,311,278	786,602
Depreciation of plant and equipment	1,178,401	2,400,650	570,280
Software development	-	618,000	146,807
Server maintenance	13,339,291	24,942,592	5,925,169
Employee benefit expenses	1,897,108	2,057,167	488,684
Total	25,422,507	48,435,188	11,505,889

19	EXPENSES BY NATURE

	For the nine months ended September 30,
	2024	2025	2025
	RM	RM	Convenience Translation USD
Employee benefit expenses
- Director emoluments	538,886	778,567	184,950
- Staff costs	1,970,237	2,235,162	530,967
- Employer Contribution to Defined Contribution Plan	206,826	212,975	50,593
- Employer Contribution to Insurance Scheme	12,276	15,118	3,592
Depreciation of plant and equipment	1,226,224	2,452,065	582,494
Amortization of ROU	41,442	62,867	14,934

20	FAIR VALUE OF ASSETS & LIABILITIES

Asset and liabilities not measured at fair value

Cash and bank balance, other receivables and payables carrying amounts of these balances approximate their fair values due to the short-term nature of these balances.

Trade receivables and trade payables carrying amounts (including trade balances due from/to related parties) approximate their fair values as they are subject to normal trade credit terms.

Bank borrowings carrying amounts approximate their fair values as they are subject to interest rates close to market rate of interests for similar arrangements with financial institutions.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company activities expose it to various risks, including market risk (comprising currency risk and interest rate risk), credit risk, and liquidity risk. The Company overall risk management strategy aims to minimize any adverse effects from the unpredictability of financial markets on its financial performance.

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	Convenience Translation USD
Financial assets at amortized cost
Cash	474,716	1,845,645	438,438
Trade receivables	8,409,351	17,832,831	4,236,230
Other receivables	2,103,818	771,408	183,250
Fixed deposits	1,179,430	1,198,262	284,650

Financial liabilities at amortized cost
Trade payables	-	555,146	131,877
Other payables & accrued liabilities	422,973	1,000,742	237,729
Bank and other borrowings	3,367,302	3,247,234	771,388
Lease liabilities	162,577	1,437,965	341,592

Foreign Currency Risk

The Group expose to foreign currency risk due to transactions and balances denominated in currencies other than the functional currency of the respective entities of the Group, with the primary risk arising from the Chinese Renminbi (“RMB”). The Group closely monitor foreign currency risk on an ongoing basis to ensure that our net exposure remains at an acceptable level.

The company is subject to minimal foreign currency risk due to its foreign supplier policy of making prepayments in advance of delivery, thus eliminating the need for credit terms.

Interest Rate Risk

The Group exposed to interest rate risk arise mainly from interest-bearing bank loans. The interest rates and repayment terms of these loans are disclosed in Note 14 of the financial statements. Currently, The Group does not have an interest rate hedging policy. The sensitivity analysis below is based on our exposure to interest rates for non-derivative instruments at the end of the reporting period.

We use a 50-basis point increase or decrease to report interest rate risk internally to key management personnel, as this represents management’s assessment of a reasonably possible change in interest rates. If interest rates on loans had been 50 basis points higher or lower, with all other variables held constant, our profit would decrease or increase by approximately RM 11,713 for the period ended September 30, 2025 and RM 16,707 for the year ended December 31, 2024.

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

Liquidity Risk

Liquidity risk arises mainly due to general funding and business activities. The Group practices prudent risk management by maintaining sufficient cash balances and the availability of funding through certain committed credit facilities. The table below analyses non-derivative financial liabilities of the Group into relevant maturity groupings based on the remaining period from the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, which includes both principal and interest. Balances due within 12 months equal their carrying amounts as the impact of discounting is not significant.

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	Convenience Translation USD
Bank borrowings
Repayment within:
Less than 1 year	976,072	974,918	231,594
Between 1 and 2 years	963,436	919,617	218,457
Between 2 and 5 years	1,693,768	1,171,861	278,378
Over 5 years	288,536	129,977	30,876

Bank overdraft
Repayment within less than 1 year	104,587	526,066	124,968

Lease liabilities
Repayment within:
Less than 1 year	60,204	382,416	90,844
Between 1 and 2 years	61,884	372,016	88,373
Between 2 and 5 years	45,732	744,912	176,955
Over 5 years	11,342	105,485	25,058

Trade payable
Repayment within less than 1 year	-	555,146	131,877

Other payable
Repayment within less than 1 year	422,973	1,000,742	237,729

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

Credit Risk

Credit risk primarily arises from the possibility of customers failing to fulfill their payment obligations for the services provided. The Group addresses this risk by conducting thorough customer screening and segmentation based on creditworthiness, setting appropriate credit limits, and enforcing stringent payment terms such as upfront payments and short billing cycles.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward looking macro- economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost.

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	Convenience Translation USD
Trade receivable
Collection within less than 1 year	8,409,351	17,832,831	4,236,230

Other receivables
Collection within less than 1 year	2,103,818	771,408	183,250

Capital Risk Management

The Group manages its capital to ensure that entities within our Company will be able to maintain an optimal capital structure so as to support our businesses and maximize shareholders value. To achieve this objective, we may make adjustments to the capital structure in view of changes in economic conditions, such as adjusting the amount of dividend payment, returning of capital to shareholders or issuing new shares.

The Group manage its capital based on debt-to-equity ratio that complies with debt covenants and regulatory, if any. The debt-to-equity ratio is calculated as net debt divided by total equity. Net debt is calculated as lease liability, borrowings and bank overdraft plus trade and other payables less cash and bank balances. Total capital is calculated as total equity plus net debts. Capital includes equity attributable to the owners of the parent and non-controlling interest.

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RM	RM	Convenience Translation USD
Net debt	2,298,706	3,197,180	759,497
Total equity	17,384,201	48,375,143	11,491,625
Total capital	19,682,907	51,572,323	12,251,122

Gearing ratio	11.68%	6.20%	6.20%

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22	CONCENTRATIONS OF RISK

Customer Concentration

For the period ended September 30, 2024, the Company generated total revenue of RM 32,359,976, of which three customers accounted for more than 55% of the Company’s total revenue.

For the period ended September 30, 2025, the Company generated total revenue of RM 63,765,238, of which three customers accounted for more than 57% of the Company’s total revenue.

	For the six months ended September 30,
	2025	2024	2025	2024	2025	2024
	Revenues		Percentage of revenues		Trade receivables
	RM	RM	%	%	RM	RM
SM Prominent Sdn Bhd	15,831,117	8,744,392	24.83	27.02	4,320,680	733,928
KLC Ventures Sdn Bhd	10,857,238	4,238,782	17.03	13.10	3,344,510	1,088,851
Rams Solutions Sdn Bhd	9,426,101	4,721,039	14.78	14.59	-	-
Total	36,114,456	17,704,213	56.64	54.71	7,665,190	1,822,779

Vendor Concentration

For the period ended September 30, 2024, the Company incurred cost of sale of RM 25,422,507, of which two vendor accounted for more than 60% of the Company’s total cost of sale.

For the period ended September 30, 2025, the Company incurred cost of sale of RM 48,435,188, of which two vendors accounted for more than 61% of the Company’s total cost of sale.

	For the six months ended September 30,
	2025	2024	2025	2024	2025	2024
	Cost of sale		Percentage of cost of sales		Accounts payable, trade
	RM	RM	%	%	RM	RM
Vendor A	12,126,712	5,921,587	25.04	23.29	36,105	1,524,410
Vendor B	19,646,143	9,439,337	40.56	37.13	232,950	809,447
Total	31,772,855	15,360,924	60.60	60.42	269,055	2,333,857

SAGTEC GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

23	OPERATING SEGMENTS

Directors determine the basis of operating segments by analyzing the Group’s various revenue streams. They consider the nature of these revenues, the markets served, and the internal reporting structure. By segmenting the Group into distinct operating units, each with unique financial metrics and strategic goals, directors gain clearer insights into performance. This segmentation informs business decisions and resource allocation, allowing directors to target investments, manage costs, and optimize operations effectively for each segment.

The Group’s operations are located in Malaysia. All of the Group’s revenue from external customers based on the location of the Group’s operations is from Malaysia. The geographical locations of the Group’s non-current assets are mostly situated in Malaysia based on physical location of assets.

	For the nine months ended September 30, 2024
	SAAS Business	Software Customization	Data Analysis & Hosting Services	Outright Purchase	Others	Total
	RM	RM	RM	RM	RM	RM
Revenue	9,680,695	4,684,825	8,029,856	9,964,600	-	32,359,976
Cost of Revenue	(7,517,679)	(3,773,769)	(7,699,476)	(6,184,500)	(247,083)	(25,422,507)
Gross Profit/(Loss)	2,163,016	911,056	330,380	3,780,100	(247,083)	6,937,469
Selling & Administrative Expenses	(503,466)	(503,466)	(503,466)	(503,466)	-	(2,013,864)
Income from operations	1,659,550	407,590	(173,086)	3,276,634	(247,083)	4,923,605

Segment depreciation	735,734	122,622	245,246	61,311	61,311	1,226,224
Segment amortization	24,865	4,144	8,289	2,072	2,072	41,442

Segment Assets	16,693,816	2,782,303	5,564,606	1,391,151	1,391,151	27,823,027
Segment Liabilities	8,544,489	1,424,082	2,848,162	712,041	712,041	14,240,815

	For the nine months ended September 30, 2025
	SAAS Business	Software Customization	Data Analysis & Hosting Services	Outright Purchase	Others	Total
	RM	RM	RM	RM	RM	RM
Revenue	18,062,860	8,186,078	13,729,995	23,410,105	376,200	63,765,238
Cost of Revenue	(15,361,688)	(6,838,044)	(10,252,944)	(15,543,633)	(438,879)	(48,435,188)
Gross Profit/(Loss)	2,701,172	1,348,034	3,477,051	7,866,472	(62,679)	15,330,050
Selling & Administrative Expenses	(749,977)	(749,977)	(749,977)	(749,976)	(749,976)	(3,749,883)
Income from operations	1,951,195	598,057	2,727,074	7,116,496	(812,655)	11,580,167

Segment depreciation	1,471,239	245,206	490,414	122,603	122,603	2,452,065
Segment amortization	37,720	6,287	12,574	3,143	3,143	62,867

Segment Assets	36,614,504	6,102,417	12,204,834	3,051,209	3,051,209	61,024,173
Segment Liabilities	7,589,418	1,264,903	2,529,805	632,452	632,452	12,649,030

24	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available to be issued. Based on this evaluation, there are no subsequent events that require disclosure or adjustment to the financial statements as of the reporting date.